EXHIBIT 99.120

RECEIPT

HIGH TIDE INC.

This is the receipt of the Alberta Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated February 5, 2021 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Labrador, Yukon, Northwest Territories and Nunavut.A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 5, 2021

“Anthony Potter”
Anthony Potter
Manager, Corporate Disclosure & Financial Analysis

SEDAR Project #03168350

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4 TEL: 403.297.6454 FAX: 403.297.6156 www.albertasecurities.com